Consolidated Financial Statements

Years Ended December 31, 2010, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 18, 2011

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Endeavour Silver Corp. as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Endeavour Silver Corp.	Page - 3 -

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endeavour Silver Corp.'s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 18, 2011 expressed an unmodified opinion on the effectiveness of Endeavour Silver Corp.’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants Vancouver, Canada
March 18, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 4 -

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp. ("the Company")’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Endeavour Silver Corp.	Page - 5 -

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 18, 2011 expressed an unmodified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 18, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

		December 31	December 31
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents		$68,037	$26,702
Short term investments		20,009	-
Marketable securities	4	81	2,045
Notes receivable	5	3,551	2,476
Accounts receivable and prepaids	6	10,299	7,467
Inventories	7	12,971	6,100
Due from related parties	8	218	243
Total current assets		115,166	45,033
Long term deposits		778	1,153
Redemption call option on convertible debentures	12	-	2,693
Mineral property, plant and equipment	9	72,479	57,002
Total assets		$188,423	$105,881

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$9,464	$5,230
Current portion of promissory note	10	231	231
Accrued interest on convertible debentures	12	-	254
Income taxes payable		3,260	545
Total current liabilities		12,955	6,260

Promissory note	10	56	248
Asset retirement obligations	11	2,242	1,740
Future income tax liability	16	14,157	8,103
Liability portion of convertible debentures	12	-	8,149
Total liabilities		29,410	24,500

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 80,720,420 shares (2009 - 60,626,203 shares)	Page 9	183,296	112,173
Equity portion of convertible debentures	12	-	2,164
Contributed surplus	Page 9	13,635	12,948
Accumulated comprehensive income	Page 9	1,656	749
Deficit		(39,574)	(46,653)
Total shareholders' equity		159,013	81,381
		$188,423	$105,881

Commitments (note 9 and note 18)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Year Ended	Year Ended	Year Ended
		December 31	December 31	December 31
	Notes	2010	2009	2008

Revenues		$86,510	$50,769	$39,302

Cost of sales		41,514	29,478	27,802
Depreciation and depletion		15,447	11,264	8,383
Exploration		4,283	2,394	8,570
General and administrative		5,485	4,356	5,078
Accretion of convertible debentures	12	1,088	1,466	-
Stock-based compensation	13 (d)	4,679	1,801	2,349
Earnings (loss) before other items		14,014	10	(12,880)

Foreign exchange gain (loss)		1,156	(1,057)	(1,452)
Realized gain (loss) on marketable securities		195	15	(637)
Mark to market gain (loss) on redemption call option	12	703	2,693	-
Impairment of asset backed commercial paper	5	-	-	(1,394)
Allowance for value added tax		-	-	(945)
Investment and other income		478	506	305

Earnings (loss) before taxes		16,546	2,167	(17,003)

Income tax provision	16	9,467	4,093	1,001
Net earnings (loss) for the year		7,079	(1,926)	(18,004)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	4	22	150	(1,145)
Unrealized gain on notes receivable	5	953	423	-
Unrealized foreign exchange gain (loss) on available for sale securities		127	(21)	-
Reclassification adjustment for loss (gain) included in net income		(195)	(15)	637
		907	537	(508)
Comprehensive income (loss) for the year		7,986	(1,389)	(18,512)

Basic earnings (loss) per share		$0.11	$(0.04)	$(0.37)

Diluted earnings (loss) per share		$0.10	$(0.04)	$(0.37)

Basic weighted average number of shares outstanding		65,646,786	53,212,960	49,032,192

Diluted weighted average number of shares outstanding		69,122,226	53,212,960	49,032,192

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

		December 31	December 31	December 31
	Notes	2010	2009	2008
Number of common shares, opening		60,626,203	49,080,478	48,982,146
Exercise of special warrants	13 (c)	-	2,311,540	-
Issued on public offering	13 (c)	8,710,000	6,152,500	-
Issued on private placement	13 (c)	-	1,299,843	-
Exercise of options	13 (d)	1,762,500	585,800	88,000
Exercise of warrants	13 (g)	2,142,761	273,675	-
Exercise of convertible debentures	12	6,658,382	706,313	-
Issued through stock bonus plan	13 (f)	41,500	80,000	-
Issued on acquisition of mineral properties	9 (a)	642,204	136,054	-
Share appreciation rights	13 (e)	136,870	-	10,332
Number of common shares, closing		80,720,420	60,626,203	49,080,478
Common shares, opening		$112,173	$87,584	$87,458
Exercise of special warrants	13 (c)	-	2,118	-
Issued on public offering, net of issuance costs	13 (c)	49,310	15,346	-
Issued on private placement, net of issuance costs	13 (c)	-	3,484	-
Exercise of options	13 (d)	7,080	1,361	105
Exercise of warrants	13 (g)	4,242	759	-
Exercise of convertible debentures	12	7,408	1,058	-
Issued through stock bonus plan	13 (f)	193	263	-
Issued on acquisition of mineral properties	9 (a)	2,358	200	-
Share appreciation rights	13 (e)	532	-	21
Common shares, closing		$183,296	$112,173	$87,584
Special warrants, opening		$-	$2,118	$-
Issued on private placement, net of issuance costs	13 (c)	-	-	2,118
Exercise of special warrants	13 (c)	-	(2,118)	-
Special warrants, closing		$-	$-	$2,118
Equity portion of convertible debentures, opening		$2,164	$-	-
Issued on convertible debentures, net of issuance costs	12	-	2,393	$-
Exercise of convertible debentures	12	(2,164)	(229)	-
Equity portion of convertible debentures, closing		$-	$2,164	$-
Contributed surplus, opening		$12,948	$11,285	$8,921
Stock-based compensation	13 (d)	4,595	1,431	2,349
Fair value of agent warrants issued on financing	12, 13 (c)	-	1,001	82
Exercise of share purchase options	13 (d)	(3,020)	(533)	(46)
Fair value of exercised warrants	13 (g)	(356)	(236)	-
Share appreciation rights	13 (e)	(532)	-	(21)
Contributed surplus, closing		$13,635	$12,948	$11,285
Accumulated other comprehensive income, opening		$749	$212	$720
Unrealized foreign exchange gain (loss) on available for sale securities		127	(21)	-
Unrealized gain (loss) on marketable securities		22	150	(1,145)
Unrealized gain (loss) on notes receivable		953	423	-
Realized (gain) loss on marketable securities included in net income		(195)	(15)	637
Accumulated other comprehensive income, closing		$1,656	$749	$212
Deficit, opening		$(46,653)	$(44,727)	$(26,723)
Earnings (loss) for the period		7,079	(1,926)	(18,004)
Deficit, closing		$(39,574)	$(46,653)	$(44,727)
Shareholders' equity		$159,013	$81,381	$56,472

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)
See the accompanying notes to the consolidated financial statements.

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2010	2009	2008

Operating activities
Net earnings (loss) for the period		$7,079	$(1,926)	$(18,004)
Items not affecting cash:
Stock-based compensation	13 (d)	4,679	1,801	2,349
Depreciation and depletion		15,447	11,264	8,383
Future income tax expense	16	6,054	4,068	21
Unrealized foreign exchange loss (gain)		(65)	1,384	(58)
Impairment of asset backed commercial paper	5	-	-	1,394
Allowance for value added tax		-	-	945
(Gain) loss on marketable securities		(195)	(15)	637
Accretion of convertible debentures	12	1,088	1,466	-
Mark to market gain on redemption call option	12	(703)	(2,693)	-
Net changes in non-cash working capital	14	(700)	(3,103)	(291)
Cash from (used for) operations		32,684	12,246	(4,624)

Investing activites
Property, plant and equipment expenditures		(30,176)	(17,065)	(12,625)
Investment in short term investments		(20,009)	-	-
Long term deposits		375	(239)	(37)
Investment in marketable securities		(1,021)	(2,361)	(3,963)
Proceeds from sale of marketable securities		3,215	581	5,995
Cash used in investing activities		(47,616)	(19,084)	(10,630)

Financing activities
Equity issued on exercise of options and warrants	13 (d)	7,946	1,351	2,541
Equity issued on public offering	13 (c)	52,431	17,337	-
Equity issued on private placement	13 (c)	-	3,703	-
Issuance of convertible debentures	12	-	11,225	-
Share issuance costs	13 (c)	(3,121)	(1,673)	(282)
Debenture issuance costs	12	-	(1,191)	-
Interest paid	12	(989)	(794)	-
Cash from financing activites		56,267	29,958	2,259

Increase (decrease) in cash and cash equivalents		41,335	23,120	(12,995)
Cash and cash equivalents, beginning of period		26,702	3,582	16,577
Cash and cash equivalents, end of period		$68,037	$26,702	$3,582

See note 14 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement from United States GAAP are described in Note 19 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, estimating the fair values of financial instruments, estimating the fair value of convertible debentures, impairment of long-lived assets, measurement of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges. Information on the Company’s financial instruments is further described in Note 17.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Short term investments, marketable securities and Notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of other than temporary impairments in value.

(e)	Comprehensive income/loss

Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated comprehensive income are disclosed in the consolidated statement of shareholders’ equity.

(f)	Foreign currency translation
The Company uses the U.S. dollar as its functional and reporting currency. Therefore accounts denominated in currencies other than the U.S. dollar have been translated as follows:
	-	Revenue and expense items at the rate of exchange in effect on the transaction date;
	-	Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;
	-	Monetary assets and liabilities at the exchange rate in effect on the balance sheet date; and
	-	Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of ninety days or less or are readily convertible into cash.

(h)	Short term investments

Short term investments are carried at fair value and are comprised of highly liquid investments with terms greater than ninety days with low risk of significant changes in values. Short term investments are designated held for trading.

(i)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of other than temporary impairments in value.

(j)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value. Finished goods inventory characterized as dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write- downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(k)	Mineral properties, plant and equipment

Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development process of feasible properties. In-fill and step out drilling, along with associated support costs are capitalized on producing properties, while exploration expenditures on non-producing properties are expensed. All property acquisition costs are capitalized.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually.

(l)	Asset retirement obligations

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(n)	Stock-based compensation

The Company has a share option plan which is described in Note 13(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. The Company generally issues new shares to option holders on the exercise of stock-based compensation awards.

(o)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(p)	Earnings (loss) per share

Basic income (loss) per share is computed by dividing income available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, income available to common shareholders equals the reported income (loss). The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted income (loss) per share is presented as the same as basic income (loss) per share as the effect of outstanding options and warrants in the per share calculation is not dilutive in 2008 and 2009.

(q)	Comparative figures
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to adopt IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and fiscal 2010 quarterly interim periods.

The detailed assessment is near complete and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, convertible debentures, future income taxes, asset retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

4.	MARKETABLE SECURITIES

	December 31	December 31
	2010	2009
Investment in marketable securities, at cost	$35	$1,828
Unrealized gain on marketable securities	41	150
Unrealized foreign exchange gain (loss)	5	67
	$81	$2,045

5.	INVESTMENTS IN NOTES RECEIVABLE (PREVIOUSLY “ASSET BACKED COMMERCIAL PAPER”)

At December 31, 2010 the Company held Canadian dollar denominated restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”).

			CAN $	Dec 31, 2010	Dec 31, 2009
Notes	Maturity Dates	Interest Rate	Face Amount	Market Value	Market Value
MAV II Class A-1	July 15, 2056	BA - 0.5%	$3,219	$2,334	$1,629
MAV II Class A-2	July 15, 2056	BA - 0.5%	1,093	705	525
MAV II Class B	July 15, 2056	BA - 0.5%	198	84	-
MAV II Class C	July 15, 2056	BA + 20.0%	140	15	-
IA Tracking Class 15		BA - 0.5%	464	413	322
			$5,114	$3,551	$2,476

During the first quarter of 2010, the trade activity of the MAV II Trust and the IA Tracking Note Class 15 significantly increased providing a more liquid market, permitting the Company to estimate the value of the Notes based on current market activity bids. Effective January 1, 2010, the Company marks to market the Notes based on trade market bids. The mark to market of the Notes resulted in a $1,075 gain during the year ended December 31, 2010. The Notes are classified as Level 1 in the fair value hierarchy, a change from December 31, 2009 where the Notes were classified within Level 2 of the fair value hierarchy, as the Company then used inputs other than quoted market prices included in Level 1 that were either directly or indirectly observable for the asset in estimating fair value.

In 2009, the Company estimated the value using a basic discounted cash flow model assuming the principal would be repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, and a 12% discount rate. This resulted in an estimated fair value of $2,476 at December 31, 2009.

In 2008, the Company assessed the estimated fair value of its ABCP and based on the available information at the time regarding market conditions, the underlying assets and the indicative values contained in the report issued by JP Morgan, recorded an additional impairment charge of $1,394. The Company estimated the value using a basic discounted cash flow model assuming principal would be repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This impairment charge resulted in an estimated fair value of $2,115 and a total impairment charge to the original investment of $2,721 as a $1,327 impairment charge was taken in 2007.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of fair value fluctuations and any related foreign exchange gains or losses recognized in other comprehensive income, unless such gains or losses are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE AND PREPAIDS

	December 31	December 31
	2010	2009

Value added tax receivables	$7,895	$4,497
Income tax receivable	124	1,869
Other receivables	219	73
Prepaids and advances	2,061	1,028
	$10,299	$7,467

In 2008, the Company recorded a $945 allowance related to value added tax outstanding from 2008 and periods prior to 2007 which was deemed uncollectible.

7.	INVENTORIES

	December 31	December 31
	2010	2009

Warehouse inventory	$3,703	$2,446
Stockpile inventory	6,580	1,412
Finished Goods inventory	2,393	1,834
Work in process inventory	295	408
	$12,971	$6,100

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $104 receivable related to administration costs outstanding as of December 31, 2010 (2009 – $133).

During the course of the year the Company paid $ nil (2009 - $ nil, 2008 - $155) in consulting fees to a company with common directors and management.

The Company has paid $388 (2009 - $228) for legal services to a legal firm with a common member of management. The Company has a $39 payable related to legal costs outstanding as of December 31, 2010 (2009 - $5). In 2008, the Company paid $120 for legal services to a separate legal firm with a former member of management.

On December 31, 2007, the Company signed option agreements with Aztec Metals Corp. (“Aztec”), a non-public company with common directors, whereby Aztec had the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63 and issuance of 533,333 common shares in Aztec.

Aztec paid Endeavour $43 and delivered a signed silver participation contract June 30, 2008 to exercise the option on the Matehuala property and cancelled the option to acquire the Rio Chico property during the year. The common shares acquired by the Company have an estimated value of $35 as of December 31, 2010, compared to an original cost of $160. The Company has a $114 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of December 31, 2010.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	December 31, 2010			December 31, 2009
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$70,739	$31,390	$39,349	$49,423	$17,684	$31,739
Mill	25,525	7,006	18,519	18,738	5,348	13,390
Machinery and equipment	15,278	3,347	11,931	11,498	2,132	9,366
Transportation and vehicles	1,336	778	558	1,056	528	528
Buildings	2,175	539	1,636	1,861	359	1,502
Office equipment	1,078	592	486	870	393	477
	$116,131	$43,652	$72,479	$83,446	$26,444	$57,002

(a)	Guanacevi mines

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any. In 2010, the Company paid $1,211 in royalties (2009 - $820, 2008 -$807)

On November 29, 2007, the Company signed an option to acquire a 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 one-year warrants with an exercise price of $4.65. The fair value of the warrants was determined to be $48; the fair value was based on an expected stock price volatility of 55.5%, expected life of one year and an estimated risk-free rate of 3.98%. The warrants expired unexercised. During the year ended December 31, 2010, the Company issued 570,776 shares with a market value at the time of issuance of $2,118 to acquire 100% of the properties.

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totaling $700 over two years. The Company paid $100 on ratification of the option and issued 136,426 shares equivalent to $200. To acquire the property, the Company was required to issue an additional $240 worth of shares within one year of the agreement date and $160 in cash or shares within two years of the agreement date. During the year ended December 31, 2010, the Company issued 71,428 shares with a market value at the time of issuance of $240 and paid $160 to acquire the property.

Property concessions acquired by the Company in the Guanacevi District are maintained with nominal property tax payments to the Mexican government.

(b)	Guanajuato mines

In 2007, the Company acquired the exploitation contracts and underlying assets to the Guanajuato silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

In 2010, the Company acquired a 100% interest in 192 hectares titled the Belen properties, located in the Guanajuato district for total remuneration of $200. The Company is required to pay a 2% net smeleter return (“NSR”) royalty on any production from the Belen properties.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

(c)	Parral properties

In August 2006, the Company acquired the option to purchase the concession rights in the El Cometa properties. During the year ended December 31, 2009, the Company made the final payments on the properties totaling $100 to acquire the concession rights for total compensation of $350.

In August 2009, the Company acquired the option to acquire a 100% interest in the San Juanico properties by making $130 payments over 18 months and a final payment of a minimum $300 up to a maximum of $1,900 based on the NI 43-101 compliant silver-equivalent resources at the exercise date (using gold as an equivalent based on a price ratio of silver and gold) within 24 months. The Company has paid $100 of the option as of December 31, 2010. Subsequent to year end, the Company made the next $30 option payment. As of December 31, 2010, the Company has completed a NI 43-101 compliant resource estimate indicating silver equivalent resources to be less than 10 million ounces resulting in the estimated final payment to be $300 due prior to August 2011.

The Company also entered into an agreement with the current owner of San Juanico to share in the production from the properties during the 24 month option period. The Company has agreed to advance the owner up to $150 at an annual interest rate of 9% to redevelop the San Juanico mine back into small scale production. The loan is secured by a first mortgage on the San Juanico properties. As of December 31, 2010, the Company advanced $150 (2009- $130) held in prepaids and advances. In 2010, the San Juanico property did not produce any significant production.

(d)	Arroyo Seco properties

In October 2006, the Company acquired an option to purchase a 100% interest in the Arroyo Seco property, in Michoacan, Mexico for $229 payable over a four year period. During 2009, the Company acquired 100% interest in the property with the final $45 payment.

(e)	San Sebastien

In February 2010, the Company acquired the option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2,750 over three years, of which the Company has paid $100. Subsequent to year end, the Company made a $100 payment. The Company is required to pay a 2% NSR royalty on any production from the San Sebastien properties.

(f)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of December 31, 2010, a balance of $287 remains. The promissory note has been designated as other liabilities and is recognized at amortized cost.

11.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $1,670 for the Guanacevi mine operations and $783 for the Guanajuato mine operations (2009 – $1,258 and $600, respectively), which has been discounted using a credit adjusted risk free rate of 8.75%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. The timing of cash flows has been estimated based on the mine lives using current reserves with undiscounted expenditures of $516 estimated in 2012 at Guanajuato operations, while the remaining estimated obligation would be incurred subsequent to 2014.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2008	$1,445

Changes during the period:
Incurrence at Guanacevi	-
Incurrence at Guanajuato	-
Change in estimate	135
Interest accretion	160

Balance at December 31, 2009	$1,740

Changes during the period:
Incurrence at Guanacevi	269
Incurrence at Guanajuato	90
Change in estimate	-
Interest accretion	143

Balance at December 31, 2010	$2,242

The present value of the reclamation liabilities may be subject to change based on management’s changes to estimates, changes in remediation technology or changes to the applicable laws and regulations.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $13,993 in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest was 10% annually, paid quarterly in arrears. At any time, each Debenture was convertible by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units would have become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant entitled the holder to purchase one common share at an exercise price of CAN $2.05 per share. Subsequent to August 26, 2010, each Debenture could be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85 per share.

As the Debentures included both cash payment and equity conversion features, the original gross proceeds were allocated between liability and equity elements. The liability element was designated as other liabilities and was recognized at amortized cost. The related transaction costs were allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures were deferred and amortized over their expected term.

As of August 26, 2010, the Company’s share price was greater than CAN $2.85 per share, therefore the Company provided redemption notice to all debenture holders providing ten business days to convert all outstanding debentures. At the time of notice there were 7,874 debentures remaining and subsequently were all converted for 4,144,189 common shares and 2,072,079 warrants. During fiscal 2010 a total of 6,658,382 common shares and 3,329,168 warrants were issued on conversion of convertible debentures.

As at August 26, 2010, the redemption option was valued at $2,233 using a binomial lattice model with a volatility estimate of 65%, risk free rate of 1.8% and estimated borrowing rate of 11.2% over the life of the Debentures (December 31, 2009 - $2,693). The redemption option was designated as held for trading and market fluctuations were charged to operations. For the year ended December 31, 2010 a gain of $703 (December 31, 2009 - $2,693) was recorded on conversion of the debentures and $3,396 was allocated to equity.

	CAN $	US $

Liability portion of convertible debentures
Opening balance at 12/31/09	8,549	8,149
Opening accrued interest	267	254
Accretion expense	1,126	1,088
Interest accrued	-	-
Interest paid	(1,010)	(989)
Conversion into common shares	(8,932)	(8,640)
Foreign exchange (gain)/loss on revaluation	-	138
Closing balance of liability portion	$-	$-

Equity portion of convertible debentures
Opening balance at 12/31/09	2,699	2,164
Conversion into common shares	(2,699)	(2,164)
Closing balance of equity portion	$-	$-

Redemption call option on convertible debentures
Opening balance at 12/31/09	2,825	2,693
Mark to market gain on redemption call option	687	703
Conversion into common shares	(3,512)	(3,396)
Closing balance of redemption call option on debentures	$-	$-

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at December 31, 2010 and 2009 a total of 93,750 common shares are held in escrow. Subsequent to year end, these shares were cancelled.

(c)	Private Placements/Public Offerings

(i)

In December 2010, the Company issued 8,710,000 common shares in a prospectus offering and partial exercise of the over allotment at CAN $6.15 per common share for gross proceeds of CAN $53.6 million. The agents received a cash commission of 5% totaling $2.7 million, while other share issuance costs totaled an additional $0.4 million and have been included in equity.

(ii)

In October 2009, the Company completed a prospectus offering and exercise of the over allotment for 6,152,500 units at CAN $3.00 per unit for gross proceeds of CAN $18.5 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 7, 2011. The agents received a cash commission of 6% totaling $1.1 million and 369,150 agents’ warrants at an exercise price of CAN $3.00 until October 7, 2011. The warrants issued to the agents have an estimated fair value of $0.5 million and have been recorded in share capital on a net basis. Share issuance costs including the finders’fee totaled $1,992.

(iii)

In October 2009, the Company completed a non-brokered private placement for 1,299,843 units at CAN$3.00 per unit for gross proceeds of CAN$ 3.9 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$3.60 until October 26, 2011 (Note 14(g)). A finders’ fee of 6% was paid on a portion of the private placement totaling $154. Share issuance costs including the finders’fee totaled $219.

(iv)

In December 2008, the Company completed a brokered and non brokered private placement of special warrants for 2,311,540 units at CAN $1.30 per unit for gross proceeds of CAN $3.0 million. Each special warrant was exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $1.90 until February 25, 2014. The agents received a cash commission of 6% totaling $140 and 131,792 agents’ warrants at an exercise price of CAN $1.51 until February 25, 2014. The warrants issued to the agents have an estimated fair value of $0.1 million and have been recorded in share capital on a net basis. All of the special warrants were converted into units February 25, 2009 and the value assigned to the special warrants was reclassified into share capital in the period ended March 31, 2009.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

(d)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the Board of Directors, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the periods presented:

Prices expressed in CAN $
	December 31, 2010		December 31, 2009		December 31, 2008
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	5,187,700	$2.63	4,733,400	$3.28	4,089,400	$3.25
Granted	1,819,000	$3.73	2,325,000	$2.71	2,133,000	$3.20
Exercised (1)	(2,120,700)	$2.39	(585,800)	$1.61	(88,000)	$0.83
Cancelled	(221,000)	$2.49	(1,284,900)	$4.71	(1,401,000)	$3.31
Outstanding, end of period	4,665,000	$3.17	5,187,700	$2.63	4,733,400	$3.28

Options exercisable at period-end	3,575,200	$3.00	2,669,700	$2.57	4,263,400	$3.33

(1) 358,200 options priced with a weighted average price of CAN $2.48 were cancelled in exchange for 136,870 share appreciation rights in 2010, while there were no cancellations of options for share appreciation rights in 2009 and 20,000 options priced were cancelled in exchange for 10,332 share appreciation rights in 2008.

The following tables summarize information about stock options outstanding at December 31, 2010:

	Prices expressed in CAN $
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2010	(Number of Years)	Prices	Dec 31, 2010	Prices

$1.00 - $1.99	640,000	3.5	$1.87	635,000	$1.87
$2.00 - $2.99	794,600	0.7	$2.78	794,600	$2.78
$3.00 - $3.99	3,124,400	4.0	$3.47	2,095,600	$3.88
$4.00 - $4.99	56,000	6.0	$4.80	40,000	$4.89
$5.00 - $5.99	50,000	4.9	$5.69	10,000	$5.69

	4,665,000	3.4	$3.17	3,575,200	$3.00

During the year ended December 31, 2010, the Company recognized stock-based compensation expense of $4,595 (2009 - $1,430, 2008 – $2,349) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Weighted average fair value of options granted during the period	$1.94	$1.44	$1.71

Risk-free interest rate	2.17%	2.24%	3.23%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	77%	76%	67%
Expected option life in years	3.65	4.03	4.00

Option pricing models require the input of highly subjective assumptions. The expected option life considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of the grants. Volatility was estimated based on historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a straight-line basis over the respective vesting period of the entire stock option award. As of December 31, 2010, the non-vested stock option expense not yet recognized was $1,229 (2009 - $2,483) which is expected to be recognized over the next 23 months.

On May 26th , 2010, the Board of Directors approved a re-pricing of 15,000 employee options with weighted average remaining contractual life of 2.6 years and option price of CAN $5.36. The re-priced options weighted contractual life will remain 2.6 years, while the options will have an exercise price of CAN $3.67 and a one year vesting period.

On July 29th , 2009, the Board of Directors approved a re-pricing of 670,000 employee options with weighted average remaining contractual life of 4.4 years and option price of CAN $3.79. The re-priced options weighted contractual life will remain 4.4 years, while the options will have an exercise price of CAN $2.01 and a one year vesting period. Using the Black Scholes model, the option re-pricing resulted in an additional estimate fair market value of $222 for the change in exercise prices as of July 29th , 2009. The additional fair value is recognized over the additional vesting period, resulting in $104 expense in 2009.

On July 29th , 2009, the Board of Directors approved the cancellation of 1,120,000 insider options with weighted average remaining contractual life of 6.8 years and option price of CAN $4.89. The insider options were fully vested, therefore the cancellation had no impact to stock based compensation.

(e)	Share appreciation rights plan

The Company allowed that in the event that the Company graduated to a TSE listing, a participant may, as allowed under the Exchange policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common shares subject to the Option times the difference between the market price on the day immediately prior to the exercise of the Right and the Option exercise price. The shareholder rights plan agreement was approved and activated June 14, 2006. During fiscal 2010, 358,200 options (2009 – nil, 2008 – 20,000) were cancelled for the exchange of 136,870 share appreciation rights (2009 – nil, 2008 – 10,332).

(f)	Stock Bonus Plan

As of June 2, 2009, shareholders approved a stock bonus plan whereby the Board of Directors have the authority to grant common shares without par value in the Company to the directors, executive officers and employees of the Company up to, in aggregate, a maximum of 250,000 common shares per calendar year. During the year, 41,500 (2009 – 80,000, 2008 - nil) common shares were granted to employees of the Company valued at $84 (2009 - $371) expensed as stock based compensation.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

(g)	Warrants

At December 31, 2010, the Company had outstanding warrants to purchase an aggregate 6,842,140 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2009	Issued	Exercised	Expired	December 31, 2010
CAN $
$1.90	February 25, 2014	1,068,270	-	(535,770)	-	532,500
$1.51	February 25, 2014	131,792	-	(106,500)	-	25,292
$1.90	February 26, 2014	522,207	-	(60,065)	-	462,142
$2.05	February 26, 2014	315,787	3,329,168	(1,350,509)	-	2,294,446
$3.60	October 7, 2011	3,076,250	-	(135,100)	-	2,941,150
$3.00	October 7, 2011	266,769	-	(169,276)	-	97,493
$3.60	October 26, 2011	649,914	-	(160,797)	-	489,117
		6,030,989	3,329,168	(2,518,017)	-	6,842,140

The warrants with an expiry date of February 26, 2014 consisting of agents warrants issued for placing debentures and warrants issued on conversion of debentures are eligible to be exercised “cashless” in which event no payment of the exercise price is required and the holder receives the number of shares based upon the intrinsic value of the warrants over the five day trading average prior to exercise. For the year ended December 31, 2010, 839,524 warrants (2009 - 122,207) were elected by the holder to be exercised “cashless” resulting in 464,268 (2009 - 46,426) shares being issued.

At December 31, 2009, the Company had outstanding warrants to purchase an aggregate 6,030,989 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009
CAN $
$5.50	May 30, 2009	250,000	-	-	(250,000)	-
$4.65	January 8, 2009	60,000	-	-	(60,000)	-
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	-	1,155,770	(87,500)	-	1,068,270
$1.90	February 26, 2014	-	644,414	(122,207)	-	522,207
$2.05	February 26, 2014	-	353,155	(37,368)	-	315,787
$3.60	October 7, 2011	-	3,076,250	-	-	3,076,250
$3.00	October 7, 2011	-	369,150	(102,381)	-	266,769
$3.60	October 26, 2011	-	649,914	-	-	649,914
		441,792	6,248,653	(349,456)	(310,000)	6,030,989

At December 31, 2008, the Company had outstanding warrants to purchase an aggregate 441,792 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008
CAN $
$5.50	May 30, 2009	250,000	-	-	-	250,000
$4.65	January 8, 2009	60,000	-	-	-	60,000
$1.51	February 25, 2014	-	131,792	-	-	131,792
		310,000	131,792	-	-	441,792

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net changes in non-cash working capital
Accounts receivable and prepaids	$(2,832)	$(1,264)	$52
Inventories	(4,951)	(2,043)	(662)
Due from related parties	25	(124)	109
Accounts payable and accrued liabilities	4,343	(217)	991
Income taxes payable	2,715	545	(781)
	$(700)	$(3,103)	$(291)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$359	$135	$(264)
Fair value of exercised options allocated to share capital	3,020	533	46
Fair value of shares issued under the share appreciation rights plan	532	-	21
Fair value of agent warrants issued on financings	-	1,001	82
Fair value of equity issued on acquisition of other mineral properties	2,358	200	-
Fair value of share bonus included in accounts payable	-	108	-
Fair value of exercised agent warrants allocated to share capital	356	236	-
Exercise of convertible debentures	7,408	1,058	-

Other cash disbursements:
Interest paid on convertible debentures	989	794	-
Interest paid on promissory note	39	40	-
Monthly income tax instalments	498	1,869	740

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

15.	SEGMENT DISCLOSURES

The Company has identified both Guanacevi and Guanajuato mines as segments.

		December 31, 2010
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$56,964	$10,918	$155	$68,037
Short term investments	20,009	-	-	20,009
Marketable securities	81	-	-	81
Notes receivable	3,551	-	-	3,551
Accounts receivables and prepaids	1,540	5,284	3,475	10,299
Inventories	-	10,609	2,362	12,971
Due from related parties	218	-	-	218
Long term deposits	235	406	137	778
Redemption call option on debentures	-	-	-	-
Mineral property, plant and equipment	54	58,631	13,794	72,479

Revenue	-	55,676	30,834	86,510
Cost of Sales	-	28,860	12,654	41,514
Depreciation	69	7,387	7,991	15,447
Earnings (loss) before taxes	$(13,072)	$19,429	$10,189	16,546

		December 31, 2009
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$22,851	$3,825	$26	$26,702
Marketable securities	2,045	-	-	2,045
Notes receivable	2,476	-	-	2,476
Accounts receivables and prepaids	1,060	5,255	1,152	7,467
Inventories	-	4,722	1,378	6,100
Due to related parties	243	-	-	243
Long term deposits	659	357	137	1,153
Redemption call option on debentures	2,693	-	-	2,693
Mineral property, plant and equipment	77	45,282	11,643	57,002

Revenue	-	32,281	18,488	50,769
Cost of Sales	-	20,255	9,223	29,478
Depreciation	67	8,778	2,419	11,264
Earnings (loss) before taxes	$(7,927)	$3,247	$6,847	2,167

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. The interpretation of the legislation, planning and experience resulted in the Company assessing that the future income tax of the projects and entities will be subject to the income tax regime over the life of the projects.

When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,	December 31,
	2010	2009	2008

Canadian statutory tax rates	28.50%	30.00%	31.00%

Income tax charge/(benefit) computed at Canadian statutory rates	$4,716	$650	$(5,263)
Foreign tax rates different from statutory rate	393	542	838
Stock-based compensation	1,334	540	728
Redemption call option on convertible debentures	(200)	(808)	-
Change in Mexico tax regime estimate	-	-	1,332
Change in valuation allowance	2,303	1,673	1,706
Other	921	1,496	1,660
Tax provision	$9,467	$4,093	$1,001

The tax effect of the temporary differences that gives rise to future tax as at December 31, 2010 and 2009 for Mexico subsidiaries is presented below:

	December 31,	December 31,
Mexico operations	2010	2009

Future income tax assets:
Tax loss carryforwards	$80	$1,365
Other	-	1,437
Future income tax liabilities:
Mineral properties, plant and equipment	$(11,552)	$(8,781)
Other	$(2,685)	$(2,124)
Future income tax liabilities, net	$(14,157)	$(8,103)

As at December 31, 2010, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $286 (2009 – $4,640). These losses, if unutilized, expire in 2019.

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	INCOME TAXES (continued)

The tax effect of the temporary differences that gives rise to future tax assets as at December 31, 2010 and December 31, 2009 for Canadian operations is presented below:

	December 31,	December 31,
Canada operations	2010	2009

Future income tax assets:
Tax loss carryforwards	$9,146	$6,449
Mineral properties, plant and equipment	669	588
Other	273	257
Total future income tax assets	10,088	7,294
Valuation allowance	(10,088)	(7,294)
Future income tax assets, net	$-	$-

As at December 31, 2009, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately CAN $30,829 (2009 – CAN $22,208). These losses, if unutilized, have expiration years ranging from 2011 to 2029.

Minera Santa Cruz y Garibaldi SA de CV’s, a subsidiary of Endeavour, received a $19.1 million assessment on October 12th, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. During the audit process the Company retained a big four accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of our tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit. As a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $80, plus an additional interest and penalties of $80, for which the Company has made a provision in the consolidated financial statements for the period ended December 31, 2010. The Company has commenced the appeal process.

The 2006 tax return of Refinadora Plata Guancevi SA de CV, a subsidiary of Endeavour, is currently being audited by the Mexican fiscal authorities. The Company was delayed in providing certain requested documentation and the Mexican fiscal authorities froze the subsidiary’s bank accounts. In consulting with external legal counsel, the Company appealed the actions taken by the Mexican tax authorities through the federal circuit court which ruled that the bank freeze was unconstitutional. After the ruling, the court instructed the Mexican authorities to unfreeze the bank accounts, which occurred shortly after year end.

The bank freeze did not affect the Company’s ability to carry on business, however the Company did not have access to $1.8 million during that time and the Mexican fiscal authorities’ actions impacted the timely refund of value added tax. During the audit process the Company retained external legal counsel to ensure the delivery of the appropriate documentation to the Mexican fiscal authorities. As a result of a detailed review of the Company’s 2006 financial information and delivery of appropriate requested documents to the Mexican fiscal authorities, the Company has estimated that there is no significant remaining potential tax exposure.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.	FINANCIAL INSTRUMENTS

(a) Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, short term investments, marketable securities receivables, notes receivable, accounts payable, accrued liabilities, and a promissory note payable. Cash and cash equivalents and short term investments are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, and promissory note are designated as other financial liabilities and recorded at amortized cost. Marketable securities and notes receivable are designated as available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and short term investments are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of accounts receivables, accounts payable, accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities and notes receivable are determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities and are classified within Level 1 of the fair value hierarchy.

In the prior years, the fair value of the notes receivable was determined by discounting the stream of future payments at the estimated prevailing market rates and were classified within Level 2 as of December 31, 2009. Prior to the successful restructuring of the asset backed commercial paper (“ABCP”) in January 2009, the ABCP inputs were unobservable and therefore classified as Level 3 of the fair value hierarchy.

The Company had issued convertible debentures which were outstanding until September 2010 and which were designated as other financial liabilities and recorded at amortized cost. The fair values of the convertible debentures were determined as described in Note 12 and were classified within Level 2.

(b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, short term investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. Value added tax receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements.. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, short term investments, marketable securities and receivables. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS (continued)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense was incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2010		December 31, 2009
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$59,317	$18,346	$24,025	$7,582
Financial Liabilities	(1,304)	(6,640)	(9,228)	(2,946)
Net Financial Assets	$58,013	$11,706	$14,797	$4,636

Of the financial assets listed above, $34,309 (2009 – $19,203) represents cash and cash equivalents held in Canadian dollars, and $9,949 (2009 - $2,426) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars. The short term investments and ABCP notes are denominated in Canadian dollars.

As at December 31, 2010, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $2.8 million due to these financial assets and liabilities.

As at December 31, 2010, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.6 million due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

With respect to financial liabilities the promissory note is not subject to interest rate risk given the fixed rate of 10% per annum.

18.	COMMITMENTS

The Company has operating lease commitments for office space for $283 annually until 2017, totalling $1.8 million. Commitments relating to the Company’s mineral properties are disclosed in note 9.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

19.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following measurement differences.

(a)	Stock-based compensation

Under U.S. GAAP, all share based payments to employees, including grants of employee stock options, are recognized in the income statement based on their fair values. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation, with the exceptions noted below.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the US dollar, the Company’s functional currency, or the local currency of the foreign operation, are to be classified as liabilities and fair valued each period.

For the year ended December 31, 2010, the additional effect of accounting for these stock options as a derivative liability reduces net earnings by $3,572 (2009 - $2,119), increases equity by $1,514 (2009 – decrease of $610) and increases the derivative liability by $2,058. The option derivative liability as of December 31, 2010 is $4,787 (2009 - $2,729).

Under U.S. GAAP, stock-based compensation of $3,523, $700 and $456 would be presented within general and administrative costs, cost of sales and exploration expense, respectively, in 2010, whereas the stock-based compensation expense is reported separately for Canadian GAAP (2009 - $1,238, $425 and $138, 2008 - $1,696, $586 and $67).

The total intrinsic value of options exercised during the year ended December 31, 2010 was $3,929 (2009 – $425, 2008 - $185). The total intrinsic value and weighted average contractual term of vested options at December 31, 2010 is $15,375 and 3.1 years, respectively, (2009 - $3,206 and 2 years).

(b)	Convertible Debentures

Under Canadian GAAP, the liability and equity components of the convertible debentures are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the holders’ conversion features at inception, while financing charges attributable to the liability component of the convertible debentures are included in the carrying value.

Under U.S. GAAP, a value is assigned to the conversion feature on the convertible debentures only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, in 2009, for U.S. GAAP purposes, the convertible debentures were presented on the consolidated balance sheet as a liability, an increase of $2,164.

In accordance with US GAAP, the convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and is not considered to be indexed to the Company’s own stock. Therefore, the conversion feature was separated from the host contract and accounted for as a derivative instrument.

As a result, for US GAAP purposes as at February 26, 2009 (after the adjustments above), the debenture liability decreased by $6,614, and a derivative liability for the corresponding amount was recorded. For the year ended December 31, 2010, for US GAAP purposes a mark to market gain of $1,538 was recognized offset by $543 increase in accretion expense, while the derivative liability was $nil (December 31, 2009 - $21,926) as $20,388 was allocated to equity on conversion of the debentures. The convertible debenture liability was $nil as $4,562 was allocated to equity on conversion of the convertible debentures.The adjustment to gain on redemption call option decreases net income by $703.

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Warrants

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as share capital. Effective January 1, 2009, for U.S. GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

The new accounting guidance was applied to warrants outstanding as of January 1, 2009 with the cumulative effect on adoption of $nil and $4,213 was allocated from equity to derivative liability on issuance of warrants in 2009. For the year ended December 31, 2010, the mark to market loss under US GAAP was $25,589 (2009 – $6,042), while $7,517 (2009 - $585) was allocated from equity to derivative liability on warrants granted on debenture conversions and $5,834 was allocated to equity on exercise of these warrants. The total fair value of the derivative liability for warrants denominated in a currency other than the Company’s functional currency is $32,639 as at December 31, 2010 (2009 – $10,255).

The publicly traded warrants and warrants with similar characteristics were valued based on the quoted market value of these warrants as of December 31, 2010 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using the Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

(d)	Mineral property exploration

U.S. GAAP requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes, which is consistent with the Canadian GAAP treatment.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	The effect of the above on the financial statements for the year ended December 31 is as follows:

	December 31,	December 31,	December 31,
Statement of Operations	2010	2009	2008

Net income (loss) per Canadian GAAP	$7,079	$(1,926)	$(18,004)

Mark-to-market loss on foreign issued options	(2,512)	(2,119)	-
Mark-to-market gain (loss) on convertible debentures	1,538	(16,271)	-
Mark-to-market gain (loss) on warrants with a foreign currency	(25,589)	(6,042)	-
Accretion convertible debentures	(543)	360	-
Foreign exchange loss on convertible debentures	-	(327)	-
Redemption option gain	(703)	(2,693)
Net loss per US GAAP	$(20,730)	$(29,018)	$(18,004)

Net comprehensive loss per U.S. GAAP	$(19,823)	$(28,481)	$(18,512)

Basic and diluted loss per share per U.S. GAAP	$(0.32)	$(0.55)	$(0.37)

		December 31,	December 31,
Balance Sheets		2010	2009

Assets per Canadian GAAP		$188,423	$105,881
Adjustments related to:
Convertible debentures redemption call option	19 (b)	-	(2,693)
Assets per U.S. GAAP		$188,423	$103,188

Liabilities per Canadian GAAP		$29,410	$24,500
Adjustments related to:
Foreign issued options derivative liability	19 (a)	4,787	2,729
Convertible debentures	19 (b)	-	327
Accretion of bifurcated convertible debentures	19 (b)	-	(360)
Equity portion of convertible debentures	19 (b)	-	2,164
Convertible debentures embedded derivative liability	19 (b)	-	15,312
Warrants foreign currency derivative liability	19 (c)	32,639	10,255
Liabilities per U.S. GAAP		$66,836	$54,927

Shareholders' equity per Canadian GAAP		$159,013	$81,381
Adjustments related to
Foreign issued options derivative liability on exercise	19 (a)	(156)	(610)
Equity portion of convertible debentures	19 (b)	-	(2,164)
Mark to market conversion of convertible debentures	19 (b)	18,639	959
Warrants foreign currency derivative liability	19 (c)	(1,008)	(4,213)
Accumulated statement of opeartion effect		(54,901)	(27,092)
Shareholders' equity per U.S. GAAP		$121,587	$48,261

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Accounting for uncertainty in income taxes

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during 2009. There was no impact on the Company’s December 31, 2010 consolidated financial statements. Interest and penalties, if any, are recognized in general and administration expenses in the statement of operations.

The Company files income tax returns in Canada and Mexico. Years ranging from 2004 through 2010, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(g)	Impact of recent United States accounting pronouncements:

The FASB has amended standards related to variable interest entities and financial assets. The standards eliminate the concept of a qualifying special purpose entity, establish new criteria for consolidation of variable interest rate entities, and create more stringent conditions for the treatment of transfers of financial assets. The statements were effective for the Company on January 1, 2010. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has amended standards related to stock-based compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The amendments are effective for fiscal years beginning on or after December 15, 2010, with early adoption permitted.

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2010, December 31, 2009 and December 31, 2008
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE		#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan
Ricardo Campoy

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 34 -